Filed pursuant to Rule 433

Registration Statement No. 333-197522

Pricing Term Sheet

February 22, 2016

eBay Inc.

$750,000,000 6.00% Notes due 2056

Pricing Term Sheet

February 22, 2016

This pricing term sheet supplements, and should be read in conjunction with, eBay Inc.’s preliminary prospectus supplement dated February 22, 2016 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated July 18, 2014 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	eBay Inc. (the “Company”)

Security:	6.00% Notes due 2056 (the “Notes”)

Security Type:	Senior unsecured notes

Principal Amount:	$750,000,000. The underwriters will not have an option to purchase any additional Notes from the Company and all information in the Preliminary Prospectus Supplement relating to such option should be disregarded.

Denomination:	$25 in principal amount and integral multiples of $25 in principal amount in excess thereof

Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services BBB (stable) by Fitch Ratings, Inc.

Trade Date:	February 22, 2016

Settlement Date:	February 29, 2016 (T + 5)

Maturity Date:	February 1, 2056

Interest Payment Dates:	Quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning May 1, 2016

Coupon (Interest Rate):	6.00% per year, accruing from February 29, 2016

Price to Public:	$25.00 per Note plus accrued interest, if any, from February 29, 2016

Redemption Provisions:	On and after March 1, 2021, the Company may at its option redeem the Notes, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.

Listing	The Notes have been approved for listing on the NASDAQ Global Select Market under the symbol “EBAYL.” The Company expects trading in the Notes on the NASDAQ Global Select Market to begin within 30 days after the Settlement Date referred to above.

CUSIP / ISIN:	278642202 / US2786422020

Other:	Although the Preliminary Prospectus Supplement indicates that the underwriters will have an option to purchase additional Notes from the Company to cover overallotments, if any, such option has been eliminated. Accordingly, to the extent that the representatives of the underwriters create a short position in connection with this offering by selling a greater principal amount of Notes than the principal amount they are obligated to purchase from the Company, the representatives must close out that short position by purchasing Notes in the open market. The information in the immediately preceding sentence supersedes any inconsistent information appearing under the caption “Underwriting – Price Stabilization, Short Positions and Penalty Bids” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

* The securities ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other securities rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, or Wells Fargo Securities, LLC at 1-800-645-3751.

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